MYLAN INC.
1500 CORPORATE DRIVE
CANONSBURG, PA 15317
724 514-1800
VIA EDGAR AND OVERNIGHT DELIVERY
June 28, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re: Mylan Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-9114
Dear Mr. Rosenberg:
     We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of June 14, 2011 (the “Commission Letter”) containing your comments regarding the above-referenced filing. The Company’s responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.
Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations 2010 Compared to 2009, page 53
1. In your discussion of the Generics Segment you reference several factors that contributed to the increase in revenues. This discussion did not quantify the impact that each of these significant factors had individually. Please provide us proposed disclosure to be included in future periodic reports that quantifies the change that resulted from each of the significant factors referenced. This also applies to other disclosure in your document where multiple factors are referenced, but not quantified.
Response:
We note the Staff’s comment and propose to include the following information and revisions (in bold) in future filings, as applicable:
Generics Segment
For the current year, Generics third party net revenues were $4.98 billion compared to $4.61 billion in the prior year, an increase of $371.4 million, or 8.1%. Translating Generics 2010 third party net revenues at prior year comparative period foreign current exchange rates would have resulted in year-over-year growth of approximately 7% or $320 million. This increase is due principally to new product launches and, to a lesser extent, revenue from acquired businesses, together totaling approximately $270 million. Third party net revenues from existing products were relatively constant year over year, with the increase in volume almost fully offset by lower pricing. Generics sales are derived primarily in or from the U.S. and Canada (collectively “North America”), Europe, Middle East and Africa (collectively, “EMEA”) and India, Australia, Japan, and New Zealand (collectively, “Asia Pacific”).
The paragraph describing the change in third party net revenues in our North American region would be modified to read as follows:
Third party net revenues from North America were $2.36 billion for the current year, compared to $2.09 billion for the prior year, representing an increase of $265.0 million, or 12.6%. The increase in current year third party net revenues was driven principally by new product launches and, to a lesser extent, revenue from acquired businesses, together totaling approximately $219 million. North American third party net revenues from existing products were relatively constant year over year, with increased volume as a result of Mylan’s ability to continue to be a stable and reliable source of supply to the market, almost fully offset by lower pricing. The effect of foreign currency translation was insignificant within North America.
Additionally, we will incorporate the requirements of this comment elsewhere in our filings as applicable.
Liquidity and Capital Resources, page 62
2. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash from/used in operating activities, investing activities and financing activities for all periods presented.
Response:
We note the Staff’s comment and propose to include the following information and revisions (in bold) in future filings, as applicable:
     Liquidity and Capital Resources
     Our primary source of liquidity is cash provided by operations. We believe that cash provided by operating activities will continue to allow us to meet our needs for working capital, capital expenditures, interest and principal payments on debt obligations and other cash needs over the next several years. Nevertheless, our ability to satisfy our working capital requirements and debt service obligations, or fund planned capital expenditures, will substantially depend upon our future operating performance (which will be affected by prevailing economic conditions), and financial, business and other factors, some of which are beyond our control.
     Net cash provided by operating activities increased by $325.3 million to $931.4 million for the year ended December 31, 2010 as compared to $605.1 million for the year ended December 31, 2009. The net increase in cash provided by operating activities was principally due to the following:
•	an increase in net income of $97.8 million;

•	a net increase in the amount of cash provided by changes in accounts receivable of $197.7 million, as a result of the timing of both sales and cash collections;

•	a net increase in the amount of cash provided by changes in income taxes of $136.0 million, driven primarily by the receipt of an income tax refund in the first quarter of 2010 of approximately $99 million and lower income taxes paid as a result of anticipated tax benefits on the indemnified litigation;

•	a net increase in the amount of cash provided by changes in deferred income taxes of $165.9 million due to a lower amount of net deferred tax assets generated during 2010;

•	a net decrease of $114.8 million in the amount of cash generated through changes in inventory balances. In the current year, inventories increased to support an expected increase in future demand, whereas in the prior year inventory balances decreased as a result of the timing of shipments near year end; and

•	a net decrease of $168.9 million in the amount of cash provided by changes in other assets and liabilities. The current year includes a reduction, as a result of continued spending, in certain restructuring reserves, as well as the payment of approximately $69 million with respect to the Company’s AWP litigation settlements.
     For 2011, the potential reduction of deferred revenue, the timing of payments of litigation settlements, income taxes and amounts due to Merck KGaA related to the anticipated tax benefits on the indemnified litigation may lead to a reduction of $250 million or more in cash flows from operations as compared to 2010.
     Cash used in investing activities was $725.4 million for the year ended December 31, 2010 as compared to $335.0 million for the year ended December 31, 2009, an increase of $390.4 million. The increase was the result of an increase in cash paid for acquisitions in the amount of $326.1 million and an increase in capital expenditures of $38.4 million. On September 7, 2010, we acquired Bioniche Pharma, a privately held, global injectable pharmaceutical company, for $543.7 million. Bioniche Pharma provides Mylan not only an immediate entry into the North American injectables market but also a platform for future growth opportunities. In addition, cash of approximately $16.0 million was paid as the purchase consideration for an FDF manufacturing facility in India.
     Capital expenditures primarily for equipment were $192.8 million in the current year. The increase over 2009 is the result of our previously announced planned expansions and integration plans, and includes the timing of expenditures. While there can be no assurance that current expectations will be realized, capital expenditures for 2011 are expected to be between $250 million and $300 million. The 2010 capital expenditures were lower than originally expected due to the timing of some projects moving into 2011, which is driving the projected increase in capital expenditures in 2011.
     Cash provided by financing activities was $100.3 million for year ended December 31, 2010 as compared to a cash usage of $454.4 million for the year ended December 31, 2009, a net increase of $554.8 million. In the current year, we generated cash proceeds from the issuance of long-term debt totaling $2.36 billion. In May 2010, we completed a private placement of $550.0 million aggregate principal amount of 7.625% Senior Notes due 2017 and $700.0 million aggregate principal amount of 7.875% Senior Notes due 2020. Through a reopening of the 2020 Senior Notes in July 2010, we privately placed $300.0 million aggregate principal amount of senior notes, which were issued at a price of 105.5%, giving an effective yield to maturity of 7.087%. In November 2010, we issued $800.0 million aggregate principal amount of 6.0% Senior Notes due 2018 (the “2018 Senior Notes”) in a private placement.

     Current year payments of long term debt totaled $2.1 billion. We used approximately $1.30 billion of the net proceeds from the private placement in May and July and cash on hand to repay a portion of our outstanding term loans with the remaining proceeds being utilized to fund a portion of the Bioniche acquisition. We used the gross proceeds of the 2018 Senior Notes offering to repay a portion of the U.S. Tranche B Term Loans due under the terms of its Senior Credit Agreement, thereby reducing senior secured leverage and extending the maturity profile of our outstanding indebtedness. In 2009, payments of long term debt totaled $350.0 million, and consisted principally of repayments on our Senior Credit Facility.
     We believe that through the foregoing 2010 capital market transactions, Mylan’s debt maturity schedule was substantially improved. Mylan has no significant debt maturities in 2011. The Company has $724 million due in 2012 and $124 million due in 2013. Our current intention is to repay such amounts using available cash on hand at maturity.
The remaining Liquidity and Capital Resources discussion beginning on page 63 will continue as applicable.
Notes to Consolidated Financial Statements
10. Income Taxes, page 107
3. Your foreign operations accounted for 51%, 53% and 55% of your revenues and 177%, 317% and 356% of your pre-tax income in 2010, 2009 and 2008. Please provide us proposed disclosure for MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales.
Response:
We note the Staff’s comment and propose to include the following information in future filings, as applicable:
The allocation of earnings (loss) before income taxes and noncontrolling interest between domestic and foreign operations includes intercompany transactions between certain domestic and foreign subsidiaries, which are eliminated on a consolidated basis. These intercompany transactions have the impact of increasing pre-tax income for certain foreign subsidiaries for the periods presented.
16. Contingencies, page 117
4. For certain of your legal proceedings where accruals have been recorded you state, “There are no assurances that settlements and/or adverse judgments can be reached on acceptable terms or that adverse judgments, if any, in the remaining litigation will not exceed the amounts currently provided for.” We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.
Response:
We note the Staff’s comment and propose to include the following information in future filings,

as applicable, in instances where we cannot provide an estimate of the reasonably possible loss or the range of reasonably possible loss:
  There are no assurances that settlements reached and/or adverse judgments received, if any, will not exceed the amounts currently provided for. However, the range of possible loss above the amount provided for cannot be reasonably estimated.
Other Litigation, page 120
5. You state that the ultimate outcome of any such proceeding is not expected to have a material adverse effect on your financial position, results of operations or cash flows. It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.” Please provide us proposed disclosure to be included in future periodic reports to provide information in the context of that which is material to your financial statements, rather than any variation thereof.
Response:
We note the Staff’s comment and propose that future filings, as applicable, we will revise the above-referenced disclosure to instead state, where relevant, that “[w]hile it is not feasible to predict the ultimate outcome of such other proceedings, the ultimate outcome of any such proceeding is not currently expected to be material to our financial position, results of operations or cash flows.”
Supplemental Disclosure
In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com
Thank you.
Very truly yours,

/s/ John D. Sheehan
John D. Sheehan
Executive Vice President and
Chief Financial Officer